Polar Petroleum Corp.
2248 Meridian Boulevard, Suite H,
Minden Nevada 89423

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Polar Petroleum Corp.
Form 8-K
Filed November 13, 2012
File No. 333-174433
Date: January 4, 2013
Dear Mr. Spirgel,

This letter sets forth the response of Polar Petroleum, Corp. (“POLR” or the “Company”) to the Staff’s comment letter dated December 7, 2012.  Further, we have filed an Amendment No. 1 to Form 8-K filed November 13 2012, to address the comments as referenced in our responses below.

General

1. We note your disclosure that you no longer consider yourself a shell company, as defined in Rule 12b-2 of the Exchange Act, due to the consummation of the Purchase Agreement of the record title of 17 oil and gas leases from the sellers, Daniel Donkel and Samuel Cade, on November 5, 2012. However, we note that you have yet to commence operations, you have not generated any revenues since inception and you have nominal assets consisting of zero cash and cash equivalents. Thus, it appears that you are still considered a shell company, as defined in Rule 12b-2 of the Exchange Act, as of the closing of the lease purchase agreement.

As a result, please revise your disclosure to indicate throughout your Form 8-K that you have yet to commence operations and are still considered a shell company as defined in Rule 12b-2 of the Exchange Act. This includes revising your disclosure on page 18 to remove the Item 5.06, Change in Shell Company Status disclosure.

Response: While the Company is an exploration stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. This is because the Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since its reverse merger with Post Data, Inc.  Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are, (i) a very specific business purpose (ii) a bona fide plan of operations, (iii) revenue generation strategy, and (iv) operating expenses. The Company’s business plan and purpose is to explore, develop and put into production oil and natural gas properties in the United States. In furtherance of this business plan the Company has.

a)	Incorporated a wholly-owned subsidiary, Polar Petroleum (AK) Corp., in the state of Alaska for the purposes of operating the oil and gas business of the Company in the State of Alaska.
b)
Entered into a closed lease purchase agreement (the “Purchase Agreement”), through that wholly-owned subsidiary (Polar Petroleum (AK) Corp.), with Mr. Donkel and Mr. Cade, pursuant to which the Subsidiary acquired 100% of the record title to 17 oil and gas leases consisting of 46,399 acres that are located on the North Slope region in the State of Alaska for a total purchase price of $1,250,000 with $150,000 of the purchase price due in cash at the closing and the remaining $1,100,000 due in accordance with the terms of that certain promissory note;

c)	The Company entered into a Promissory Note with Mssrs. Donkel and Cade, that is secured by the terms of the Purchase Agreement;
d)	The Company entered into an Escrow Agreement with Mr. Donkel, Mr. Cade, and Allen & Vellone, P.C. (the “Escrow Agent”) in order to complete the terms of the Purchase Agreement;
e)	The Company paid the first payment of $150,000 dollars to the Escrow Agent in compliance with the terms of the Purchase Agreement;
f)	The Company has entered into private placements with investors to raise money to assist the Company in its operations;
g)	The Company’s management is involved in the day to day operations;
h)	The Company is not subject to registration under the Investment Company Act of 1940;
i)
The Company did a reverse merger with Post Data, Inc., on July 30, 2012, which was a shell company in order to become public and implement the Company’s business plan of oil and gas exploration, production and development;

j)	The Company has indicated in its filings with the SEC, as of November 5, 2012, that it is no longer a “shell” company;
k)	During the six months ended September 30, 2012 the Company used $44,478 of cash for operating activities related to its operations.
l)
During the six months ended September 30, 2012 the Company had operating expenses and net loss  of $49,639 for operating activities related to the incorporation of our subsidiary, the reverse merger with Post Data, Inc., and the acquisition of the oil and gas properties accounted for in the Purchase Agreement, and general operations.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. The Company is an exploration stage company engaged in the acquisition and exploration of oil and gas properties. Its business purpose and plan is to conduct oil and gas exploration activities on oil and gas properties in order to assess whether these claims possess commercially exploitable oil and gas deposits. The Company has no intention to engage in a reverse merger or acquisition with any unidentified company or companies or other entity; however, our business plan does contemplate attempted growth through the acquisition of other oil and gas properties and related companies that would complement our business plan. Therefore, the Company is not a “shell” company, but rather an exploration stage company with a limited operating history.

2. Please revise the Form 8-K to highlight a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided, including audited financial statements for the required periods. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Response: Inasmuch as we take the position that Polar Petroleum, Corp., is not a shell company, the resale restrictions of Rule 144(i) would be inapplicable.

Private Placement, page 2

3. Please revise to provide an executed version of your Subscription Agreement as Exhibit 10.5 to your amended Form 8-K.

Response: We have revised and filed an executed version of the Subscription Agreement as Exhibit 10.5, accordingly.

Risk Factors, page 5

4. Please include risk factor disclosure discussing the terms of the Purchase Agreement and also the Escrow Agreement you entered into in connection with the lease purchase agreement. This includes discussion that the Purchase Agreement provides that your Alaskan subsidiary, Polar Petroleum (AK) Corp., is required to drill a test well to a depth of at least 8,000 feet on one of the three designated leases within 2 years of the closing of the Purchase Agreement. Please include disclosure that failure to complete drilling of the test well will result in your forfeiture of the interest in all of the three test well leases. Please also discuss the effect your potential failure to comply with the terms of the purchase agreement and escrow agreement will have on your operations once they have commenced.

Response: The Company has included a risk factor discussing the terms of the Purchase and Escrow Agreements as well as the Promissory Note, and what effects it could have on the Company as follows:

Failure to successfully complete the terms of the Purchase Agreement, Escrow Agreement and Promissory Note will adversely effect our business, financial condition, and results of operations.

           As part of the Purchase Agreement, that our wholly-owned subsidiary Polar Petroleum (AK) Corp., entered into with Mr. Donkel and Mr. Cade, we are required to make certain payments on a quarterly basis. The required payments are $125,000 a quarter for the first twelve (12) months, then $100,000 a quarter for the second twelve (12) months, and a $300,000 payment on or before the last day of the twenty-fourth (24) month after the date of the Promissory Note that was entered into as part of the Purchase Agreement. The Company is also required within the first two (2) years after closing the Purchase Agreement to drill at least one eight thousand (8,000) foot deep test well, on one of the three designated leases, or the Company will forfeit the Company’s interest in all three test well leases. If the Company fails to either make the required payments or fails to drill the required 8,000 foot test well as per the Purchase Agreement, the Company will be materially negatively affected, all money and effort put into the Leases will be lost, and the Company may cease operations entirely.

Our operations may rely extensively on third-parties…, page 7

5. Please revise this risk factor to indicate that you have not entered into any third-party arrangements or agreements as of the date of this Form 8-K.

Response: We have amended our Form 8-K risk factors, to state that as of the date of this filing, the Company has not entered into any third-party arrangements or agreements.

In connection with the Company’s responding to the comments set forth in the December 7, 2012 letter, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Very Truly Yours,

Polar Petroleum Corp.,

/s/ Daniel Walker
By: Daniel Walker
Title: President and Chief Executive Officer

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.